Exhibit 4.8

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

ORTEC INTERNATIONAL, INC.

It is hereby certified that:

1.       The name of the Corporation (hereinafter called the “Corporation”) is Ortec International, Inc.

2.       The certificate of incorporation of the Corporation as previously amended and restated is hereby further amended, by action of the Board of Directors as permitted by the provisions of Article THIRTEENTH, by adding a new Article FOURTEENTH:

FOURTEENTH: There shall be a reverse stock split of the Corporation’s outstanding shares of common stock effective 5 P.M. on July 24, 2006, Eastern daylight Savings Time, at a ratio of one share for each fifteen shares previously outstanding and that if as a result of such reverse stock split any holder of shares of common stock is entitled to receive a fraction of a share of common stock, such shareholder shall receive one whole share of common stock instead of such fractional share.

3.       The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed on July 5, 2006

/s/ Ron Lipstein
Name: Ron Lipstein
Title: Secretary